[The New Online Company Letterhead]

January 31, 2014

VIA EDGAR

Re:                             The New Online Company

Registration Statement on Form 10-12B

File No. 001-36219

Mr. Larry Spirgel
Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, The New Online Company (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10-12B (File No. 001-36219) be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Eastern time, on February 3, 2014, or as soon thereafter as practicable.

The Company represents to the Commission that the Company’s financial statements for the fiscal year ended December 31, 2013 are not yet available. The Company further represents to the Commission that there have been no material adverse changes in the Company’s financial condition and/or results of operations since September 30, 2013.

The Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform me at (972) 581-2046 or William P. O’Neill at (202) 637-2275 of Latham & Watkins LLP, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

The New Online Company

	By:	/s/ Sean N. Markowitz
Name: Sean N. Markowitz
Title: General Counsel and Corporate Secretary

cc:	Kate Beukenkamp, SEC Attorney Advisor
Neil H. Nguyen, Chief Executive Officer, Digital Generation, Inc.
Craig Holmes, Chief Financial Officer, Digital Generation, Inc.
William P. O’Neill, Latham & Watkins LLP